                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
          Under the Securities Exchange Act of 1934 (Amendment No.3)*


                          PLAYERS INTERNATIONAL, INC.
          -----------------------------------------------------------
                                (Name of Issuer)

                     Common Stock $.005 par value per share
          -----------------------------------------------------------
                         (Title of Class of Securities)

                                   727903106
          -----------------------------------------------------------
                                 (CUSIP Number)

                   Merv Griffin, c/o The Griffin Group, Inc.
             780 Third Avenue, Suite 1801 New York, New York 10017
                                 (212) 753-1503

          -----------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 31, 1996
          -----------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes)

                      (Continued on the following page(s))


                               Page 1 of 11 Pages

CUSIP No. 727903106                  13D                    Page 2 of 11 Pages
                 Name of Reporting Person
     1           S.S. or I.R.S. Identification No. of Above Person

     2           The Griffin Group, Inc.

                 Check the Appropriate Box if a Member of a Group*  (a) / /
     3           SEC Use Only                                       (b) / /

                 Source of Funds*
     4           BK, PF, WC

     5           Check Box if Disclosure of Legal Proceedings Is Required
                 Pursuant to Items 2(d) or 2(e)                         / /

     6           Citizenship or Place of Organization
                 Connecticut

                                                       Sole Voting Power
                 NUMBER                    7
                                                             4,267,350
                    OF

                 SHARES
                                                       Shared Voting Power
             BENEFICIALLY                  8
                                                             -0-
               OWNED BY
                                                       Sole Dispositive Power
                  EACH                     9
                                                             4,267,350
              REPORTING

                 PERSON
                                                       Shared Dispositive Power
                  WITH                     10
                                                             -0-

     11          Aggregate Amount Beneficially Owned by Each Reporting Person
                             4,267,350

     12          Check Box if the Aggregate Amount in Row (11) Excludes
                      Certain Shares*                                   / /


     13          Percent of Class Represented by Amount in Row (11)
                             13.6%

     14          Type of Reporting Person*
                             CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                 This Amendment No. 3 is filed by The Griffin Group, Inc. to amend and restate the Schedule 13D filed on November 25, 1992 by The Griffin Group, Inc., as amended by Amendment No. 1 thereto filed on January 8, 1993 and as amended by Amendment No. 2 filed on March 8, 1995, relating to the common stock, par value $.005 per share, of Players International, Inc. This Amendment is filed to report the exercise of warrants held by The Griffin Group, Inc. ("TGG") and its officers in exchange for shares of Common Stock. On May 19, 1995 Players International, Inc. effected a three-for-two stock split. All share amounts and prices reported in this Amendment, including share amounts and prices reported for periods prior to May 19, 1995, have been converted to reflect the stock split.


Item 1.        Security and Issuer

                 The title of the class of equity securities to which this
statement relates is the common stock, par value $.005 per share (the "Common Stock"), of Players International, Inc., a Nevada corporation ("Players"). The address of Players' principal executive office is 3900 Paradise Road, Las
Vegas, Nevada    89109.


Item 2.        Identity and Background

I.   The Griffin Group, Inc.

                    (a) This statement is being filed by The Griffin Group, Inc., a corporation organized under the laws of the State of Connecticut.

                    (b) TGG's principal executive office is located at 780 Third Avenue, Suite 1801, New York, New York 10017.

                    (c) TGG is an investment and management company.

                    (d) During the last five years, TGG has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                    (e) During the last five years, TGG has not been a party to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                    (f) TGG is organized under the laws of the State of Connecticut.

II.    Sole Director and Beneficial Owner of TGG

                    (a) Mervyn E. Griffin is the sole director and Chairman of TGG. The outstanding shares of TGG are owned by The Merv Griffin Living Trust (the "Trust"), for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust.

                    (b) Mr. Griffin's business address is c/o The Griffin Group, Inc., 9860 Wilshire Boulevard, Beverly Hills, California 90210.

                    (c) Mr. Griffin is an entertainer and investor and he serves as sole director and Chairman of TGG.

                    (d) During the last five years, Mr. Griffin has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

                    (e) During the last five years, Mr. Griffin has not been a party to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                    (f) Mr. Griffin is a citizen of the United States of America.

III.   Officers of TGG

          A.  Thomas E. Gallagher

                    (a) Thomas E. Gallagher is the President and Chief Executive Officer of TGG.

                    (b) Mr. Gallagher's business address is c/o The Griffin Group, Inc., 780 Third Avenue, Suite 1801, New York, New York 10017.

                    (c) Mr. Gallagher is the President and Chief Executive Officer of TGG. In addition, Mr. Gallagher is a director of Players.

                    (d) During the last five years, Mr. Gallagher has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

                    (e) During the last five years, Mr. Gallagher has not been a party to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                    (f) Mr. Gallagher is a citizen of the United States of America.

B.  Lawrence Cohen

                    (a) Lawrence Cohen is the Executive Vice President and the Chief Financial Officer of TGG.

                    (b) Mr. Cohen's business address is c/o The Griffin Group, Inc., 780 Third Avenue, Suite 1801, New York, New York 10017.

                    (c) Mr. Cohen is the Executive Vice President and Chief Financial Officer of TGG. Mr. Cohen also became a director of Players on October 1, 1996.

                    (d) During the last five years, Mr. Cohen has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

                    (e) During the last five years, Mr. Cohen has not been a party to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                    (f) Mr. Cohen is a citizen of the United States of America.

Item 3.        Source and Amount of Funds or Other Consideration

I.  TGG

                 On June 23, 1992, TGG used working capital to acquire $2,250,000 in aggregate principal amount of Series A Exchangeable Debentures (the "Debentures") and Series A Warrants (the "Warrants") from Southern Illinois Riverboat Casino Cruises, Inc., an Illinois corporation ("SIRCC"). The aggregate purchase price for the Debentures and the Warrants was $2,250,000.

                 The Debentures were exchangeable for Players Common Stock at any time after October 21, 1992. The initial conversion ratio was approximately $2.40 in principal amount per share of Common Stock, giving TGG the right to acquire approximately 937,500 shares of Common Stock. On June 28, 1993, TGG exchanged $2,100,000 principal amount of the Debentures for 875,700 shares of Common Stock.

                 The Warrants were immediately exercisable for an aggregate of 2,922,000 shares of Common Stock at an exercise price of $2.40 per share prior to February 23, 1993, the date upon which SIRCC obtained an operating license under the Illinois Gaming Board Rules and commenced commercial operations of a riverboat casino (the "Launch Date"), and $3.00 per share thereafter. On February 16, 1993, TGG exercised Warrants for 622,950 shares of Common Stock at an aggregate exercise price of $1,495,080. The source of funds for the exercise was the working capital of TGG. On February 23, 1995, TGG exercised Warrants for 1,519,950 shares of Common Stock at an aggregate exercise price of $4,559,850. The source of funds for the exercise price of the Warrants was a loan made to TGG in the ordinary course of business by Morgan Guaranty Trust Company of New York. The loan is secured by a guaranty from Mervyn E. Griffin and a pledge of a portion of the Common Stock owned by TGG.

                 On December 8, 1992, TGG executed a License and Services Agreement (as amended on June 23, 1993, the "License Agreement") with Players and SIRCC pursuant to which TGG agreed to grant to Players a non-exclusive license to utilize the name and likeness of Mervyn E. Griffin and to provide certain other services for the period from September 25, 1992 through December 31, 1995 in return for warrants to purchase an aggregate of 2,100,000 shares of Players Common Stock at an exercise price of $2.67 per share (the "License Agreement Warrants").

                 On November 25, 1996 TGG exercised License Agreement Warrants to purchase a total of 374,996 shares of Common Stock at an exercise price of $2.67 per share. On December 31, 1996, TGG exercised all remaining License Ageement Warrants to purchase a total of 1,305,004 shares at an exercise price of $2.67 per share. The source of the funds for the purchases was TGG's working capital.

II.      Sole Director and Beneficial Owner of TGG

                 Not applicable.

III.     Officers of TGG

               A.  Thomas E. Gallagher

                 On December 29, 1992, Thomas E. Gallagher purchased from TGG $150,000 principal amount of Debentures and Warrants exercisable for approximately 195,000 shares of Common Stock for an aggregate purchase price of $156,000. The source of funds for the acquisition was Mr. Gallagher's personal funds.

                 On June 28, 1993, Mr. Gallagher exchanged $150,000 principal amount of the Debentures for 62,550 shares of Players Common Stock.

                 On February 3, 1993, TGG transferred to Mr. Gallagher as compensation Warrants to purchase 438,000 shares of Common Stock. On February 16, 1993, Mr. Gallagher exercised Warrants for 43,800 shares of Common Stock at an aggregate exercise price of $105,120. The source of funds for the exercise was Mr. Gallagher's personal funds. On February 19, 1993, Mr. Gallagher exercised Warrants for 48,750 shares of Common Stock at an aggregate exercise price of $117,000. The source of funds for the exercise was Mr. Gallagher's personal funds. On February 23, 1995, Mr. Gallagher exercised Warrants for 540,450 shares of Common Stock at an aggregate exercise price of $1,621,350. Mr. Gallagher's personal funds in the amount of $438,750 and a loan in the amount of $1,182,600 made to Mr. Gallagher in the ordinary course of business by Morgan Guaranty Trust Company of New York were the source of funds for the exercise price of the Warrants. The loan is secured by a pledge of a portion of the Common Stock and License Agreement Warrants owned by Mr. Gallagher.

                 On March 5, 1993, Mr. Gallagher purchased from TGG License Agreement Warrants exercisable for 315,000 shares of Common Stock from TGG for an aggregate purchase price of $420,000. The source of funds for the acquisition was a promissory note from Mr. Gallagher to TGG.

                 On February 17, 1993, Mr. Gallagher, as a director of Players, was granted options ("Director Options") to purchase 56,250 shares of Common Stock at $6.25 per share, which Director Options are fully vested. On March 1, 1994, Mr. Gallagher, as a director of Players, was granted Director Options to purchase 7,500 shares of Common Stock at $16.67 per share, which Director Options are fully vested. On April 14, 1994, Mr.

Gallagher, as a director of Players, was granted Director Options to purchase 15,000 shares of Common Stock at $11.50 per share, which are fully vested.

                 On April 1, 1995, Mr. Gallager, as a director of Players, was granted additional Directors Options to purchase 22,500 shares of Common Stock at $19.33 per share which Director Options are fully vested. On April 1, 1996, he was granted Directors Options to purchase 22,500 shares at $9.125 per share, which Directors Options vest on April 1, 1997. On October 1, 1996, he was granted further Directors Options to purchase 22,500 shares of Common Stock at $7.5625 per share; 11,250 of those Directors Options are fully vested and 11,250 of those Directors Options will vest at the first re-election of Mr. Gallagher as a director after his first full year of service as a director.

                 On December 31, 1996, Thomas E. Gallagher exercised warrants to purchase a total of 315,000 shares of Common Stock at an exercise price of $2.67 per share. The source of funds for the purchase was a loan made to Mr. Gallagher in the ordinary course of business by Morgan Guaranty Trust Company of New York which was secured by some of Mr. Gallagher's other assets.

               B.  Lawrence Cohen

                 On February 3, 1993, TGG transferred to Mr. Cohen as compensation Warrants to purchase 146,100 shares of Common Stock. On February 16, 1993, Mr. Cohen exercised Warrants for 15,000 shares of Common Stock at an aggregate exercise price of $36,000. The source of funds for the exercise was Mr. Cohen's personal funds. On September 2, 1994, Mr. Cohen exercised Warrants for 15,000 shares of Common Stock at an aggregate exercise price of $45,000. The source of funds for the exercise was Mr. Cohen's personal funds. On February 23, 1995, Mr. Cohen exercised Warrants for 116,100 shares of Common Stock at an aggregate exercise price of $348,300. The source of funds for the exercise price of the Warrants was a loan made to Mr. Cohen in the ordinary course of business by Morgan Guaranty Trust Company of New York. The Loan is secured by a pledge of the Common Stock and a portion of the License Agreement Warrants owned by Mr. Cohen.

                 On March 5, 1993, Mr. Cohen purchased from TGG License Agreement Warrants exercisable for 105,000 shares of Common Stock from TGG for an aggregate purchase price of $140,000. The source of funds for the acquisition was a promissory note from Mr. Cohen to TGG.

                 On October 1, 1996, Mr. Cohen, as a directors of Players, was granted Directors Options to purchase 22,500 shares of Common Stock at an exercise price of $7.5625 per share; 11,250 of those Directors Options are fully vested and 11,250 of those Directors Options will vest at the first re-election of Mr. Cohen as a director after his first full year of service as a director.

                 On December 31, 1996, Mr. Cohen exercised warrants to purchase a total of 105,000 shares of Common Stock at an exercise price of $2.67 per share. The source of funds for the transaction was Mr. Cohen's personal funds.


Item 4.        Purpose of the Transaction

               Each of TGG, Mr. Gallagher and Mr. Cohen acquired the securities of Players that they each hold for their individual investment purposes. However, TGG and Messrs. Gallagher and Cohen each individually intend to review their investment from time to time in light of their personal financial interests, the Company's business affairs and financial position as well as conditions in the securities markets and general economic and industry conditions. Based upon such review, they may each individually consider taking various alternative courses of action which they deem appropriate in light of the circumstances existing from time to time. Such actions may include the purchase of additional shares or the sale of all or any portion of the shares currently held of Common Stock, warrants, options, or any other interest in the Company in the open market, privately negotiated transactions, or otherwise.

I.  TGG

                 On December 10, 1992, Thomas E. Gallagher was elected to the Board of Directors of Players.

                 On October 1, 1996, Lawrence Cohen was elected to the Board of Directors of Players.

                 TGG is not currently involved in any plans or proposals which relate to, or could result in, any of the following:


                    (a) the acquisition by any person of additional securities of Players, or the disposition of securities of Players;

                    (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Players or any of its subsidiaries;

                    (c) a sale or transfer of a material amount of assets of Players or any of its subsidiaries;

                    (d) any change in the present board of directors or management of Players, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                    (e) any material change in the present capitalization or dividend policy of Players;

                    (f) any other material change in Players' business or corporate structure;

                    (g) changes in Players' charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Players by any person;

                    (h) causing the Players Common Stock to be delisted from a national securities exchange or causing the Common Stock to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                    (i) the Common Stock of Players becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or

                    (j)  any action similar to any of those enumerated above.

II.            Sole Director and Beneficial Owner of TGG

                 The outstanding shares of TGG are owned by the Trust, for which Mervyn E. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust. Mr. Griffin also acts as the sole director and Chairman of TGG. Mr. Griffin effectuated TGG's acquisition of beneficial ownership of shares of Players Common Stock for investment purposes only. Mr. Griffin is not currently involved in any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4, section I above.

III.           Officers of TGG

               A.  Thomas E. Gallagher

                 On December 10, 1992, Mr. Gallagher was elected to the Board of Directors of Players.

                 Mr. Gallagher currently is not involved in any plans or proposals which relate to, or could result in any of the matters referred to in paragraphs (a) through (j) of Item 4, section I above.

               B.  Lawrence Cohen

                 On October 1, 1996, Mr. Cohen was elected to the Board of Directors of Players.

                 Mr. Cohen currently is not involved in any plans or proposals which relate to, or could result in any of the matters referred to in paragraphs (a) through (j) of Item 4, section I above.


Item 5.        Interest in Securities of the Issuer

I.             TGG

                    (a) TGG beneficially owns 4,267,350 shares of Common Stock constituting 13.6% of the total issued and outstanding shares of the Common Stock of Players.

                    (b) Except as disclosed in Item 5, section II below, TGG exercises sole voting and dispositive power for the 4,267,350 shares of Common Stock owned by TGG.

                    (c) On June 23, 1992, TGG acquired $2,250,000 aggregate principal amount of the Debentures and Warrants exercisable for 2,922,000 shares of Common Stock for an aggregate purchase price of $2,250,000. On December 29, 1992, TGG sold $150,000 principal amount of the Debentures and Warrants exercisable for 195,000 shares of Common Stock to Mr. Gallagher for an aggregate purchase price of $156,000. On June 28, 1993, TGG exchanged $2,100,000 principal amount of the Debentures for 875,700 shares of Common Stock. On February 3, 1993, TGG, as compensation, transferred (i) to Mr. Gallagher Warrants exercisable for 438,000 shares of Common Stock and (ii) to Mr. Cohen Warrants exercisable for 146,100 shares of Common Stock. On February 16, 1993, TGG exercised Warrants for 622,950 shares of Common Stock at an exercise price of $2.40 per share. On February 23, 1995, TGG exercised Warrants for 1,519,950 shares of Common Stock at an exercise price of $3.00 per share.

                 On December 8, 1992, TGG acquired License Agreement Warrants exercisable for an aggregate of 2,100,000 shares of Common Stock pursuant to the License Agreement. On March 5, 1993, TGG sold (i) License Agreement Warrants exercisable for 315,000 shares of Common Stock to Mr. Gallagher at a purchase price of $1.33 per License Agreement Warrant and (ii) License Agreement Warrants exercisable for 105,000 shares of Common Stock to Mr. Cohen at a purchase price of $2.00 per License Agreement Warrant.

                 On July 12, 1993, TGG sold 210,000 shares of Common Stock in an underwritten public offering at $11.67 per share. On August 25, 1994, TGG sold 135,000 shares of Common Stock in the open market at $14.41 per share. On August 26, 1994, TGG sold 86,250 shares of Common Stock in the open market at $14.38 per share.

                 On November 25, 1996 TGG exercised warrants to purchase a total of 374,996 shares of Common Stock at an exercise price of $2.67 per share.

                 On December 31, 1996, TGG exercised warrants to purchase a total of 1,305,004 shares of Common Stock at an exercise price of $2.67 per share.


                    (d) Except as disclosed in Item 5, section II below, no other person is known by TGG to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by TGG.

                    (e)  Not applicable.

II.            Sole Director and Beneficial Owner of TGG

                    (a) Mervyn E. Griffin does not directly own any shares of Players Common Stock. However, the outstanding shares of TGG are owned by the Trust, for which Mervyn E. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the

Trust. In addition, Mr. Griffin is the Chairman and sole director of TGG. Accordingly, Mr. Griffin is the beneficial owner of all shares of Players Common Stock held by TGG.

                    (b) TGG exercises (i) sole voting and dispositive power for 4,267,350 shares of the Common Stock owned by TGG. The outstanding shares of TGG are owned by the Trust, for which Mervyn E. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust. In addition, Mr. Griffin is the Chairman and the sole director of TGG. Accordingly, Mr. Griffin is able to direct the actions of TGG in regards to the Players Common Stock.

                    (c) Except as set forth in paragraph (c) of section I above, there have been no transactions in the Common Stock by Mr. Griffin during the last 60 days.

                    (d) TGG has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Players Common Stock which it holds. The outstanding shares of TGG are owned by the Trust, for which Mervyn E. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust. In addition, Mr. Griffin is the Chairman and the sole director of TGG. Accordingly, Mr. Griffin is able to direct the actions of TGG in regards to the Players Common Stock.

                    (e)  Not applicable.

III.       Officers of TGG

               A.  Thomas E. Gallagher

                    (a) Mr. Gallagher beneficially owns 1,062,300 shares of Common Stock constituting 3.3% of the total issued and outstanding shares of the Common Stock of Players.

                    (b) Mr. Gallagher exercises sole voting and dispositive power for 1,062,300 shares of the Common Stock.

                    (c) On December 29, 1992, Mr. Gallagher purchased from TGG $150,000 principal amount of the Debentures and Warrants exercisable for approximately 195,000 shares of Common Stock for an aggregate purchase price of $156,000.

                 On June 28, 1993, Mr. Gallagher exchanged $150,000 aggregate principal amount of the Debentures for 62,550 shares of Common Stock.

                 On February 3, 1993, TGG transferred to Mr. Gallagher as compensation Warrants to purchase 438,000 shares of Common Stock. On February 16, 1993, Mr. Gallagher exercised Warrants for 43,800 shares of Common Stock at an exercise price of $2.40 per share. On February 19, 1993, Mr. Gallagher exercised Warrants for 48,750 shares of Common Stock at an exercise price of $2.40 per share. On February 23, 1995, Mr. Gallagher exercised Warrants for 540,450 shares of Common Stock at an exercise price of $3.00 per share.

                 On March 5, 1993, Mr. Gallagher purchased from TGG License Agreement Warrants exercisable for 315,000 shares of Common Stock at a purchase price of $1.33 per License Agreement Warrant.

                 On February 17, 1993, Mr. Gallagher, as a director of Players, was granted Director Options to purchase 56,250 shares of Common Stock, which Directors Options are fully vested. On March 1, 1994, Mr. Gallagher, as a director of Players, was granted Director Options to purchase 7,500 shares of Common Stock, which Directors Options are fully vested. On April 14, 1994, Mr. Gallagher, as a director of Players, was granted Director Options to purchase 15,000 shares of Common Stock, which Directors Options are fully vested.

                 On August 26, 1994, Mr. Gallagher sold 48,750 shares of Common Stock in the open market at $14.375 per share. On December 21, 1994, Mr. Gallagher donated 12,000 shares of Common Stock to The Greylock Foundation.

                 On April 1, 1995, Mr. Gallager, as a director of Players, was granted additional Directors Options to purchase 22,500 shares of Common Stock at $19.33 per share, which Directors Options are fully vested. On April 1, 1996, he was granted Directors Options to purchase 22,500 shares at $9.125 per share, which Directors Options will vest on April 1, 1997. On October 1, 1996, he was granted further Directors Options to purchase 22,500 shares of Common Stock at $7.5625 per share; 11,250 of those Directors Options are fully vested and 11,250 of those Directors Options will vest at the first re-election of Mr. Gallagher as a director after his first full year of service as a director.

                 On December 31, 1996, Mr. Gallagher exercised warrants to purchase a total of 315,000 shares of Common Stock at an exercise price of $2.67.


                    (d) No other person is known by Mr. Gallagher to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Mr. Gallagher.

                    (e)  Not applicable.

               B.  Lawrence Cohen

                    (a) Mr. Cohen beneficially owns 232,350 shares of Common Stock constituting 0.73% of the total issued and outstanding shares of the Common Stock of Players.

                    (b) Mr. Cohen exercises sole voting and dispositive power for 232,350 shares of the Common Stock.

                    (c) On February 3, 1993, TGG transferred to Mr. Cohen as compensation Warrants to purchase 146,100 shares of Common Stock. On February 16, 1993, Mr. Cohen exercised Warrants for 15,000 shares of Common Stock at an exercise price of $2.40 per share. On July 12, 1993, Mr. Cohen sold 15,000 shares of Common Stock in an underwritten public offering at $11.67 per share. On September 2, 1994, Mr. Cohen exercised Warrants for 15,000 shares of Common Stock at an exercise price of $3.00 per share. On February 23, 1995, Mr. Cohen exercised Warrants for 116,100 shares of Common Stock at an exercise price of $3.00 per share.

                 On March 5, 1993, Mr. Cohen purchased from TGG License Agreement Warrants exercisable for 105,000 shares of Common Stock at a purchase price of $1.33 per License Agreement Warrant.

                 On September 2, 1994, Mr. Cohen sold 15,000 shares of Common Stock in the open market at $15.458 per share.

                 On October 1, 1996, Mr. Cohen, as a directors of Players, was granted Directors Options to purchase 22,500 shares of Common Stock at an exercise price of $7.5625; 11,250 of those Directors Options are fully vested and 11,250 of those Directors Options will vest at the first re-election of Mr. Cohen as a director after his first full year of service as a director.

                 On December 31, 1996, Mr. Cohen exercised warrants to purchase a total of 105,000 shares of Common Stock at an exercise price of $2.67.


                    (d) No other person is known by Mr. Cohen to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Mr. Cohen.

                    (e) Not applicable.

Item 6.        Contracts, Arrangements, Understandings or Relationships with
                 Respect to Securities of the Issuer

I.         TGG

                 Other than standard default and similar provisions contained in loan agreements, there are no other contracts, arrangements, understandings or relationships between TGG and anyone else with respect to any securities of Players.

II.       Sole Director and Beneficial Owner of TGG

                 Except as set forth in Item 6, section I above, there are no other contracts, arrangements, understandings or relationships between Mr. Griffin and anyone else with respect to any securities of Players.

III.      Officers of TGG

          A.  Thomas E. Gallagher

                 Other than standard default and similar provisions contained in loan agreements, there are no other contracts, arrangements, understandings or relationships between Mr. Gallagher and anyone else with respect to any securities of Players.

          B.  Lawrence Cohen

                 Other than standard default and similar provisions contained in loan agreements, there are no other contracts, arrangements, understandings or relationships between Mr. Cohen and anyone else with respect to any securities of Players.

Item     7.    Material to be Filed as Exhibits

                None.

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 31, 1996                  THE GRIFFIN GROUP, INC.
                                        By:  /s/ Lawrence Cohen
                                        Name:  Lawrence Cohen
                                        Title:   Executive Vice President
                                                 Chief Financial Officer